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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                 SCHEDULE TO/A AMENDMENT NO. 5 - FINAL AMENDMENT
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             TLC VISION CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        Options to Purchase Common Shares
                     Granted Under TLC Vision Corporation's
                     Amended and Restated Stock Option Plan
                         (Title of Class of Securities)

                                    872549100
                (CUSIP Number of Underlying Class of Securities)

                                  Robert W. May
                        Co-General Counsel and Secretary
                             TLC Vision Corporation
                      540 Maryville Centre Drive, Suite 200
                           St. Louis, Missouri, 63141
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

         David Chaikof, Esq.
              Torys LLP
   Suite 3000, Maritime Life Tower                 Andrew Beck, Esq.
       P.O. Box 270, TD Centre                         Torys LLP
      79 Wellington Street West                     237 Park Avenue
      Toronto, Ontario M5K 1E2               New York, New York 10017-3142
           (416) 865-0040                           (212) 880-6000


Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third party tender offer subject to Rule 14d-l.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to schedule 13D under Rule 13d-2.

|X| Check the following box if the filing is a final amendment reporting the results of the tender offer.

      This Amendment No. 5 amends the Final Amendment to the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by TLC Vision Corporation, a New Brunswick corporation ("TLC Vision"), relating to the offer by TLC Vision to exchange outstanding options to acquire TLC Vision common shares with an option price greater than $8.688 for new options to acquire TLC Vision common shares at an option price of $8.688 per share upon the terms and subject to the conditions set forth in the Offer to Exchange dated July 18, 2002, and in the related Acceptance Letters, copies of which are attached as Exhibits (a)(1), (a)(2) and (a)(3), respectively, to the Tender Offer Statement. This amendment is being filed to correct an error in the number of Eligible Options reported as having been accepted for exchange by the Company.

Item 4.

Item 4 of the Schedule TO is hereby amended to read as follows:

(e) The Offer expired at 11:59 P.M., Eastern Daylight Savings Time, on September 20, 2002. Pursuant to the Offer, the Company accepted for exchange 615,478 Eligible Options to purchase TLC Vision common shares, representing 96.4% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase TLC Vision common shares in exchange for the Eligible Options accepted for exchange.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.


                             TLC VISION CORPORATION


                             By: /s/ Robert W. May
                                 -------------------------------------
                                 Robert W. May
                                 Co-General Counsel and Secretary